EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street Vancouver, BC V6C 3P1	ir@avino.com www.avino.com

October 3rd, 2011	TSX-V: ASM NYSE/AMEX:ASM Berlin & FSE: GV6

OPERATIONAL UPDATE

Avino Silver and Gold Mines Ltd. (the “Company”) is pleased to provide the following update of activities at its Avino’s mine operation located near Durango, Mexico.

SAN GONZALO DEVELOPMENT

The decline from level 2 to level 3 has advanced 275metres to date, and a total of 155metres remain to go until the level 3 elevation of 2215metres is reached. Productivity has increased approximately 3 fold when the recently purchased 5yd scoop was put into service. It is expected this productivity will increase further once the company Jumbo has been completely reconditioned and put into use. A smaller 3yd scoop for the smaller crosscuts and drifts has been sourced and arrangements are in the works for its purchase. These equipment acquisitions will replace the contractor’s low availability equipment.

Avino has also leased an energy efficient generator to power our fan with the aim of improving our underground ventilation and also to provide power to the Jumbo. This temporary power supply is required while the new power line is being built once the permits have been granted.

A ventilation study was commissioned in early August and results of the study will be available soon with the aim of purchasing the recommended fans and ducting.

Work on stope 2-200 is almost complete and ready for drawdown. The calculated tonnage of this stope is 3723 tonnes with an estimated grade of 300g/t and 1.2 g/t silver and gold respectively. This resource is not in the original 43-101 resource estimate prepared by Orequest. The continuity of this mineralized block above level 1 is currently being evaluated.

Mining on stope 2-080 towards the old mine workings has slowed as the tonnage extracted is small due to a different mining method. The average grade of this stope is 216g/t silver and 0.9 g/t gold. Plans to continue mining this stope has been put on hold.

Development mineralized material from all these areas are currently being stockpiled on surface near the coarse ore bin of the crushing plant. The estimated tonnage of this surface stockpile is 4550 tonnes.

MILLING

Milling operations continued throughout the quarter with the processing of the old Avino ET stockpiles. Because of the extremely big and hard boulders, a more robust rock breaker was leased. This new breaker was put into service after the major crusher repairs were made. Downtime of the crushing plant was approximately 2 weeks to replace all of the jaw crusher bearings and to install the new drive shaft of the cone crusher. In addition to the crusher repairs, the mill lifter bars were also changed.

Because of the hardness of the ore, average daily tonnage processed was about 180 tons per day. Typical grade of the feed was 0.15% copper and 90g/t silver. There is an inventory of approximately 250 tons of concentrate grading 3.5% copper, 2.2kg/t silver and 20g/t gold on hand. A deal for the sale of this product is being finalized and shipping to the port of Manzanillo is expected in early October.

Avino still has approximately 10 to 12,000 tons of stockpiled material remaining from level 2 stopes of San Gonzalo and will begin processing this material once the remaining stockpiles of historical ET Avino vein material are depleted..

DRILLING

The diamond drill has been moved to San Gonzalo and drilling has commenced with the aim of determining the feeder systems for the San Gonzalo deposit. Five deep holes and 1700 metres of drilling have been proposed for this program.

The project is under the supervision of Jasman Yee, P.Eng, who is a qualified person within the context of National Instrument 43-101 and has prepared and approved the technical data in this news release.

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

Our primary goal is to build a multi-million ounce-per-year silver producer. Our specific objectives are to achieve full time commercial production as soon as possible, expand resources, reserves and the mines output as well as to identify, explore and develop new targets on the property.

Avino remains in a good financial position; is debt free and well-funded to continue its development plans.

For further information contact us at ir@avino.com or visit our website at www.avino.com.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin, President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Avino Silver & Gold Mines Ltd. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.